EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the six months ended March 31, 2014.

Six Months Ended
(Dollars in millions)	March 31, 2014
Net income from continuing operations attributable to Johnson Controls, Inc.	$884
Provision for income taxes	221
Income from continuing operations attributable to noncontrolling interests	63
Income from equity affiliates	(185)
Distributed income of equity affiliates	23
Amortization of previously capitalized interest	9
Fixed charges less capitalized interest	224

Earnings	$1,239

Fixed charges:
Interest incurred and amortization of debt expense	$161
Estimated portion of interest in rent expense	78

Fixed charges	$239
Less: Interest capitalized during the period	(15)

Fixed charges less capitalized interest	$224

Ratio of earnings to fixed charges	5.2

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.